UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONCOSEC MEDICAL INCORPORATED

(Name of Issuer)

Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

68234L207

(CUSIP Number)

Hee Do Koo

CEO

Alpha Holdings, Inc.

Gangnam-gu Apgujeong-ro 62-gil 17-10

Seoul, KOREA

+82-2-517-8841

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 68234L207

1.	Names of Reporting Persons:

Alpha Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:

Republic of Korea

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 5,333,333
8. Shared Voting Power: 0
9. Sole Dispositive Power:5,333,333
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,333,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2% (1)

14.	Type of Reporting Person (See Instructions):

CO

(1)	This percentage is calculated based on 57,677,944 shares of common stock outstanding as of June 6, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2018, filed with the SEC on June 13, 2018, plus the shares issued to Alpha Holdings, Inc. pursuant to the transactions described herein.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of OncoSec Medical Incorporated (the “Issuer”). The address of Issuer’s principal executive offices is

3565 General Atomics Court, Suite 100, San Diego, CA 92121

Item 2. Identity and Background.

(a)	This statement is being filed by Alpha Holdings, Inc., a Korean corporation.

(b)	The address of the principal business office of Alpha Holdings, Inc. is Smilegate Tower, 8th Floor, Pangyo-ro 344, Bundang-gu, Seongnam-si, Gyeonggi-do, South Korea.

(c)	The principal business of Alpha Holdings, Inc. is designing and manufacturing semiconductor solutions.

(d)	During the last five years, Alpha Holdings, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Alpha Holdings, Inc. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 31, 2018, the Issuer and Alpha Holdings, Inc. (“Alpha”) entered into a stock purchase agreement (the “Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell to Alpha 5,333,333 shares of its common stock (“First Tranche Shares”) at a closing to be held not prior to 60th day following the date of the Purchase Agreement, and subject to the satisfaction of certain closing conditions, 4,666,667 shares of its common stock (“Second Tranche Shares”) at the second closing on or before December 15, 2018. The closing of the purchase of the First Tranche Shares shares occurred on October 9, 2018.

The source of funds for the transactions set forth in this Item 3 will be working capital of Alpha.

Item 4. Purpose of Transaction.

Alpha acquired shares of the Company’s common stock for investment purposes. All of the shares of common stock were acquired based upon Alpha’s belief that these securities represented an attractive investment opportunity.

Stock Purchase Agreement

As set forth above in Item 3., on August 31, 2018, Alpha and the Issuer entered into the Purchase Agreement, pursuant to which the Company agreed to issue and sell to Alpha, and Alpha Agreed to purchase, the First Tranche Shares and the Second Tranche Shares at a market purchase price of $1.50 per share, which was the closing price of the Company’s common stock the day immediately before the Agreement was executed by the parties, in each case subject to the satisfaction of closing conditions.  As set forth above in Item 3., the closing of the purchase of the First Tranche Shares occurred on October 9, 2018.

The Purchase Agreement includes customary representations, warranties, closing conditions and covenants by the Issuer and Alpha, including a standstill agreement and limited pro-rata future participation rights subject to Alpha maintaining significant specified stock ownership levels. The shares will also be subject to a lock-up period of six months following the respective purchase date of each tranche.

Alpha has the option to nominate an observer to the Board of Directors of the Issuer following the closing of the First Tranche Shares and has the option to nominate a director to the Board of Directors of the Company following the closing of the Second Tranche Shares. Each nomination is subject to Alpha maintaining significant specified stock ownership levels in the Issuer.

The summary of the Agreement set forth above does not purport to be complete and is subject to and qualified in its entirety by reference to the text of such agreement.

Subject to the terms of the Purchase Agreement, including the 6-month lock-up provision (as further described in Item 6), Alpha reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate any purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Alpha, market conditions or other factors. Subject to the terms of the Purchase Agreement, Alpha may communicate with the Issuer’s management and/or board of directors or with other stockholders to discuss any purposes, plans or proposals.

Item 5.   Interest in Securities of the Issuer.

(a)	The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Alpha is the beneficial owner of 5,333,333 shares of common stock, which represents 9.2% of all outstanding shares of common stock of the Issuer, based on 57,677,944 shares of common stock outstanding as of June 6, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2018, filed with the SEC on June 13, 2018, plus the shares issued to Alpha pursuant to the Purchase Agreement.

(b)	Alpha Holdings, Inc.:

Sole Voting Power: 5,333,333

Shared Voting Power: 0

Sole Dispositive Power: 5,333,333

Shared Dispositive Power: 0

(c)	This item is not applicable.

(d)	This item is not applicable.

(e)	This item is not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Alpha has the right to assign its rights and obligations under the Purchase Agreement to purchase the second tranche shares, in whole or in part, to another entity selected by Alpha with the written consent of Issuer.

Item 7. Material to be filed as Exhibits

Exhibit Number	Description of Exhibits
1	Stock Purchase Agreement, dated as of August 31, 2018, between OncoSec Medical Incorporated and Alpha Holdings, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 4, 2018).

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2018

ALPHA HOLDINGS, INC.

	By:	/s/ Hee Do Koo
Hee Do Koo
Chief Executive Officer